Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                   September 1, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  AllianceBernstein Equity Income Fund, Inc.
              Post-Effective Amendment No. 30
              File Nos. 33-66630 and 811-7916
              -------------------------------------------

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Equity Income Fund, Inc. (the "Fund") as provided orally to Young Seo of this office on August 12, 2010. The Staff's comments and our responses are discussed below.

Prospectus:
-----------

Comment 1         Fees and Expenses of the Fund: The Staff normally expects the footnote notations to the fees and expenses tables to be sequential and of the same style and numbering. The notations for the footnotes should be revised accordingly.

Response:         We have revised the disclosure in response to this comment.

Comment 2         Fees and Expenses of the Fund: Footnote (a) to the Annual Fund
                  Operating Expenses table should include a disclosure that fee waiver arrangement can be terminated early only by the Board and not by the Adviser.

Response:         We have revised the disclosure in response to this comment.

Comment 3         Principal Strategies: As reflected in the Staff letter to ICI at the end of July regarding derivatives (the "Letter"), disclosure of the Fund's use of derivatives should be tailored specifically to how the Fund utilizes derivatives.
                  Furthermore, as explained on page 4 of the Letter, the disclosure should provide an explanation of the purpose of the use of derivatives. Based on its review of the Fund's annual report for last year, the Staff notes that the Fund did not use any derivatives. Please confirm that the use of derivatives is, in fact, a principal strategy of the Fund.

Response:         While it currently does not make significant use of
                  derivatives, the Fund has the flexibility to use derivatives, which may involve greater risks under some circumstances. The disclosure is intended to inform investors in the Fund about the possibility that the Fund may enter into derivatives transactions and their risks.

Comment 4         Principal Risks: The Staff was surprised to see "interest rate risk" as a principal risk for a fund that invests at least 80% of its net assets in equity securities. Please provide an explanation of the kind of investments that might expose the Fund to interest rate risk.

Response:         We have revised the disclosure in response to this comment.

SAI
---

Comment 5         Board of Directors Information- Experience, Skills,
                  Attributes, and Qualifications of the Fund's Directors: As required under Item 17(b)(10) of Form N-1A, information regarding skills, attributes and qualifications of the Fund's directors should be more specific in order to provide an explanation of the basis for the Board's decision that a Director is qualified.

Response:         We have revised the disclosure in response to this comment.

Comment 6         Board of Directors Information- Experience, Skills,
                  Attributes, and Qualifications of the Fund's Directors: The last sentence of the third paragraph, "[r]eferences to the qualifications, attributes and skills of Directors are pursuant to requirements of the Commission, do not constitute holding out of the Board or any Director as having special expertise or experience and shall not be deemed to impose any greater responsibility or liability on any Director of on the Board by reason thereof", should be deleted.

Response:         We have revised the disclosure in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.


                                                   Sincerely,

                                                   /s/ Young Seo
                                                   --------------
                                                       Young Seo


cc:      Andrew L. Gangolf, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.


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